                                                               EXHIBIT 99(b)(3)
                                                               to Schedule 13E-3



                         GRA, PETTY & COMPANY, INC.





May 14, 1996


Mr. D. Wesley Schubert
Vice President
Ameribank Corporation
201 North Broadway
Shawnee, Oklahoma 74801

Dear Mr. Schubert:

At your request, we have prepared a valuation as of March 31, 1996, of the business enterprise known as United Bank (hereinafter also referred to as the Bank) having its headquarters in Del City, Oklahoma. It is our understanding that this valuation may be used in assessing the financial alternatives available to Ameribank as a shareholder of United Bank.

Based on the definitions, limiting conditions, financial data, information, analyses, management representations, and related assumptions presented in the following report, it is our opinion that the market value of the business enterprise known as United Bank as of the March 31, 1996 valuation date, may be reasonably represented as:


                                  $10,382,000

A copy of the report, along with the source data from which it was prepared, will be retained in our files for a period of ten years and is available for your review upon request.

Very truly yours,



/s/ GRAM PETTY & COMPANY, INC.
GRA, Petty & Company, Inc.

                             MARKET VALUE APPRAISAL

                                     of the

                              Business Enterprise

                                    known as

                                  UNITED BANK
                               DEL CITY, OKLAHOMA




                            Valuation Team Members:



                                M. Curtis Petty
                      President & Chief Executive Officer



                                  Herbert Gin
                                 Vice President




                                     As of

                                 March 31, 1996




                           GRA, Petty & Company, Inc.

                                 CERTIFICATION

The undersigned members of the valuation team certify the following:

         United Bank was last visited by GRA, Petty & Company, Inc. personnel in conjunction with this engagement on August 21 & 22, 1995;

         The undersigned have no present or contemplated future interest in United Bank nor a personal interest or bias with respect to the parties involved, the ownership or management thereof;

         The data contained herein by reference or otherwise was obtained from sources believed to be reliable and all facts known to the undersigned that have bearing on the value of the Bank have been considered and no facts of importance have been intentionally omitted;

         The undersigned individuals' compensation for this report is in no way contingent upon the value estimates contained in this report, nor is it contingent upon any event other than the delivery of this report; and

         This appraisal report has been made in conformity with the Codes of Ethics and Standards of Practice recommended by the major professional appraisal and financial analysis organizations.


/s/ M. CURTIS PETTY
--------------------------------------
M. Curtis Petty
President & Chief Executive Officer

/s/ HERBERT GIN
--------------------------------------
Herbert Gin
Vice President

                               TABLE OF CONTENTS

Opinion Letter
Title Page
Certification
Table of Contents

                                                                                                           PAGE
                                                                                                           NO.
                                                                                                          -----
INTRODUCTION
------------
Purpose of the Valuation                                                                                     1

Assumptions and Limiting Conditions                                                                          1
         Information and Data                                                                                1
         Estimate of Market Value                                                                            2
         Valuation Fee                                                                                       2
         Sale or Purchase                                                                                    2
         Valuation Date                                                                                      2
         Legal or Specialized Expertise                                                                      2
         Inspection                                                                                          3
         Confidentiality/Advertising                                                                         3
         Hazardous Substances                                                                                3
         Unexpected Conditions                                                                               3
         Court Testimony                                                                                     4

Format of the Report                                                                                         4


DESCRIPTION SECTION
-------------------
History and Operations                                                                                       5
         General                                                                                             5
         Employees                                                                                           5
         Operations                                                                                          5
         Loan Portfolio                                                                                      5
         Regulatory Affairs                                                                                  7
         Litigation                                                                                          7

Financial Review                                                                                             8
         Overview                                                                                            8
         Balance Sheet Analysis                                                                             10
         Income Statement Analysis                                                                          10
         Summary                                                                                            11

                                                                                                           PAGE
                                                                                                           NO.
                                                                                                          -----
DESCRIPTION SECTION (cont'd)
-------------------
U.S. Economic Outlook                                                                                        11
         Overview                                                                                            11
         Interest Rates an Inflation                                                                         12
         Economic Output                                                                                     12
         Summary                                                                                             12
The Banking Industry Outlook                                                                                 13
         Banking Industry Profitability                                                                      13
         Industry Growth                                                                                     13
         Mergers and Acquisitions                                                                            14
         Conclusion                                                                                          15

VALUATION SECTION
-----------------
Valuation                                                                                                    16
         Overview                                                                                            16
         Valuation Issues                                                                                    16
         Valuation Issues                                                                                    26

United Bank                                                                                                  17
         Book Value/Cost Approach                                                                            17
         Guideline Company Approach                                                                          18
           Overview                                                                                          18
           Selection of Publicly Traded Banks                                                                19
           Selection of Market Multiples                                                                     22
           Indicated Value - Guideline Company Approach - Control Basis                                      22

         Discounted Future Returns Approach                                                                  24
           Selection of Benefits to be Discounted                                                            24
           Selection of a Discount Rate                                                                      24

         Income Approach                                                                                     26
           United Bank's Forecast                                                                            26
           Indicated Value - Income Approach Value - Control Basis                                           28

         Valuation Conclusion                                                                                28

ADDENDA
-------
Exhibit        I     Five-Year Comparative Balance Sheets -
                     United Bank                                                                             30
Exhibit       II     Five-Year Comparative Statements of Income -
                     United Bank                                                                             32
Exhibit      III     Company Profile - GRA, Petty & Company, Inc.                                            34
Exhibit       IV     Professional Qualifications - Valuation Team                                            36

                                 INTRODUCTION

                            PURPOSE OF THE VALUATION

The valuation presented in this report was made in order to estimate the market value of the business enterprise known as United Bank (hereinafter also referred to as the Bank) as of March 31, 1996 (the valuation date). It is our understanding that this valuation may be used in assessing the financial alternatives available to Ameribank as a shareholder of United Bank.

                      ASSUMPTIONS AND LIMITING CONDITIONS

INFORMATION AND DATA

In the preparation of this valuation, the Bank's management (i) provided information concerning the operational and financial performance of the Bank such as (a) Consolidated Reports of Condition and Income, and related supplementary schedules as filed with the Federal Deposit Insurance Corporation
(FDIC) for the five years ended December 31, 1995 and the three months ended March 31, 1996, and (b) the Bank's 1996 operating plan/budget; (ii) permitted us to review or discuss various other documents such as recent regulatory examinations and bank policy manuals; and (iii) addressed numerous questions posed during our investigation relating to the future direction of the Bank. Moreover, other data contained herein by reference or otherwise was obtained from sources believed to be reliable. Inasmuch as the above data and information were obtained from Bank representatives, or other reputable sources that were represented to GRA, Petty & Company, Inc. as being knowledgeable and truthful, we have accepted this information as being accurate and reliable; and therefore, we have not independently verified the information provided, nor have we prepared any independent review or other analysis to assess the quality of the Bank's loan portfolio. To the extent that such data or client supplied information may be found at a later date to have been inaccurate or misrepresented, we accept (i) no liability for the consequences such inaccuracy or misrepresentation may have on our value conclusions expressed herein or the utilization of our conclusions in any actions taken by Ameribank or the Bank's management, board of directors, stockholders, creditors; nor (ii) any responsibility to update any valuation conclusions to reflect the impact that more accurate data may, or may not have, on our opinion(s).

                      ASSUMPTIONS AND LIMITING CONDITIONS

ESTIMATE OF MARKET VALUE

The estimate of market values presented herein is the appraisers' opinion based on careful consideration of the information obtained during the investigation. In this regard, our conclusions are based on the implicit assumption that current management will continue to maintain the character and integrity of the Bank.

VALUATION FEE

The fee for this valuation is not contingent upon the values expressed herein nor any other event other than the delivery of this report.

SALE OR PURCHASE

All opinions of market value are presented as GRA, Petty & Company, Inc.'s considered opinion based on the facts and data appearing in the report. We assume no responsibility for changes in value or market conditions nor the ability of the owner to locate a purchaser at the value expressed herein.

VALUATION DATE

The valuation date to which the conclusions and opinions expressed in this report apply is March 31, 1996, as set forth in the opinion letter. The dollar amount of any value reported is based on the purchasing power of the U.S. dollar and certain prevailing conditions in the capital and securities markets as of the valuation date. In this regard, we assume no responsibility for economic, financial, physical, or other factors occurring subsequent to the valuation date that may or may not affect the opinions reported herein.

LEGAL OR SPECIALIZED EXPERTISE

No opinion is intended to be expressed for matters which require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. This report does not address issues of tax law, regulatory agency compliance, or any other such matters unless specifically identified in the body of the report.

                      ASSUMPTIONS AND LIMITING CONDITIONS

INSPECTION

The offices of the Bank were last visited by GRA, Petty & Company, Inc. personnel in conjunction with the prior engagement on August 21 & 22, 1995.

CONFIDENTIALITY/ADVERTISING

This report, supporting notes, and analyses are confidential. Neither all nor any part of the contents of this appraisal shall be copied or disclosed to any third party, or conveyed to the public either orally or in writing through advertising, public relations, news release, sales literature, or in any other manner without the prior written consent and approval of Ameribank Corporation and GRA, Petty & Company, Inc.

HAZARDOUS SUBSTANCES

Hazardous substances, if present within a facility, can introduce an actual or potential liability that will adversely affect the marketability and value of the business enterprise. Such liability may be in the form of immediate recognition of existing environmental conditions. Future liability could stem from the release of various contaminants, such as asbestos fibers, or toxic vapors from urea formaldehyde foam insulation, or through aging or building renovations, and/or construction materials utilized by the Bank to modernize its facilities.

In the development of our valuation opinion, no consideration has been given to such potential existing or future liability or its impact on value. The professional staff of GRA, Petty & Company, Inc. is not qualified to perform such an investigation to determine the possible presence of toxic materials requiring either immediate or future remediation.

UNEXPECTED CONDITIONS

We assume there are no hidden or unexpected conditions of the subject Bank, not specifically disclosed to us that would adversely affect the value of the Bank's common stock.

                      ASSUMPTIONS AND LIMITING CONDITIONS

COURT TESTIMONY

Testimony or attendance in court or any other administrative or judicial proceeding by reason of this valuation shall not be required unless arrangements have previously been made with GRA, Petty & Company, Inc.


                              FORMAT OF THE REPORT

This report will present (i) a history and description of the Bank's operations; (ii) a financial review of United Bank; (iii) a brief economic outlook for the U.S. economy in general and the banking industry in particular; and (iv) a discussion of the valuation methods employed in the development of the market value estimate of the common stock of the Bank.

The valuation engagement included discussions with officers of United Bank and of Ameribank Corporation. Additionally, we prepared an analysis of historical performance, current operations, and future prospects as were deemed appropriate under the circumstances.

                                 DESCRIPTION

                                  UNITED BANK

HISTORY AND OPERATIONS

GENERAL

United Bank (hereinafter also referred to as United or the Bank) is engaged in general banking in Del City, Oklahoma. The Bank serves its clientele from its main location which is located at 4600 S.E. 29th Street.

The Bank provides a full range of commercial banking services as follows (i) accepting demand, savings and time deposits; (ii) making agricultural, commercial, real estate, and consumer loans; (iii) issuing cashiers' checks and money orders; (iv) selling travelers' checks; and (v) providing bank-by-mail and night depository, safe deposit boxes and other customary banking services. The Bank is a member of the Federal Deposit Insurance Corporation (FDIC).

EMPLOYEES

None of the Bank's employees are represented by a union or covered under a collective bargaining agreement and employee relations are considered to be good. As of the March 31, 1996 valuation date, the Bank employed approximately 60 persons.

OPERATIONS

The Bank is located in Del City, Oklahoma, which is in the Oklahoma City metropolitan area. Traditionally, United Bank has provided banking and related financial services to commercial/industrial, agricultural entities and individuals in the Oklahoma City area.

LOAN PORTFOLIO

The bank's loan portfolio for the two-years ended December 31, 1995 and the interim period ended March 31, 1996, was structured as presented in Table I on the following page.

                                    TABLE I
                                  UNITED BANK
                            LOAN PORTFOLIO ANALYSIS


LOAN PORTFOLIO                                                 THREE MONTHS ENDED
--------------
 LOAN CATEGORY                                      MARCH 31 , 1996          DECEMBER 31, 1995       DECEMBER 31, 1994
 -------------                                ------------------------     ---------------------    -------------------
 Real Estate:                                      $               %            $           %           $            %
                                              ----------        ------     ----------     ------    ----------     ----
  Construction and Land Development        $   4,074,000          8.4%    $ 3,413,000       7.7%   $ 2,042,000      4.9%
  Farm Land                                        5,000            -           6,000         -        458,000      1.1
  Residential (1-4 family)                     7,371,000         15.2       4,513,000      10.2      4,890,000     11.7
  Multifamily (5 or more)                      2,025,000          4.2       1,911,000       4.3      1,101,000      2.6
  Non-Farm Non-Residential                    14,095,000         29.1      12,729,000      28.8     11,738,000     28.0
                                              ----------         ----      ----------      ----     ----------     ----
                 Sub-total                 $  27,570,000         56.9%    $22,572,000      51.1%   $20,229,000     48.2%


Other Loans:
  Agricultural Production                  $           -             -%   $         -         -%   $         -        -%
  Commercial & Industrial Loans               12,583,000          25.9     11,055,000      25.0     11,808,000     28.1
  Loans to Individuals                         8,223,000          17.0     10,407,000      23.6      9,070,000     21.6
  Other                                          105,000           0.2        108,000       0.2        853,000      2.0
                                             -----------         -----     ----------       ---     ----------    -----
                 Sub-total                    20,911,000          43.1     21,570,000      48.9     21,731,000     51.8


                 Total Loans                 $48,481,000         100.0%   $44,142,000     100.0%   $ 41,960,000   100.0%
                                             ===========         =====    ===========     =====    ============   =====


Source: Consolidated Reports of Condition and Income, Schedule RC-C Loans and Lease Financing Receivables for the indicated periods.

                                  UNITED BANK
LOAN PORTFOLIO  (cont'd)

As the preceding table demonstrates, the growth of the Bank's loan portfolio has been concentrated in residential (1-4 family) real estate loans non-farm, non-residential/commercial real estate lending. These two categories combined for 39.6% of the Bank's total portfolio in 1994 which increased to 44.3% by March 31, 1996. A corresponding decline in commercial and industrial loans suggests that, in addition to growth in its residential portfolio, the Bank is securing a greater number of its commercial loans with real estate.

REGULATORY AFFAIRS

United Bank is regulated by the Oklahoma State Banking Department and the FDIC. In our discussions with Management, they indicated that satisfactory ratings had been assigned to the Bank.

LITIGATION

As would be expected, the Bank is involved in legal proceedings related to its various lending activities. However, Management indicated that they were not aware of any pending litigation that would materially impact the financial condition of United Bank as of the valuation date.

                                  UNITED BANK

FINANCIAL REVIEW

OVERVIEW

The data for the financial review of United Bank consisted of annual Consolidated Reports of Income, Consolidated Reports of Condition, and related supplementary schedules as filed with the Federal Deposit Insurance Corporation
(FDIC) for the five-years ended December 31, 1995 and the three months ended March 31, 1996.


Inasmuch as this financial data was prepared solely by the Bank's management, we have accepted this information without further investigation as being an accurate representation of the Bank's financial condition, having been prepared in conformity with generally accepted accounting principles. In this regard, we have assumed that (i) management is responsible for the integrity and objectivity of the financial statements and related information; and (ii) management maintains a system of internal controls and accounting policies and procedures to provide reasonable assurance of the accountability and safeguarding of Bank's assets and of the accuracy of underlying financial information. Additionally, we have assumed that the Bank adheres to certain procedures relating to evaluations of asset quality and the impact of economic events and that organizational arrangements have been structured to provide an appropriate division of responsibility concomitant with an effective program of internal audits to independently determine the adequacy and application of financial and operating controls for compliance with regulatory policies and guidelines.

Comparative balance sheets and income statements for the five-years ended December 31, 1995 and the three months ended March 31, 1996 are presented as Exhibits I and II, respectively, in the Addenda of this report. Table II on the following page presents selected ratio analysis for United Bank.

                                    TABLE II
                                  UNITED BANK
                            SELECTED RATIO ANALYSIS

                                           INTERIM
                                          MARCH 31(1)                  FOR THE YEARS ENDED DECEMBER 31
                                          -----------    ---------------------------------------------------------
                                             1996        1995        1994          1993          1992         1991
                                           --------      ----        ----          ----          ----         ----
PROFITABILITY (%)
-----------------
Return on Average Assets                      1.19       0.92         1.09         0.94          0.97         0.90
Return on Average Equity                     12.28      10.40        12.53        11.33         12.54        11.51

ASSET QUALITY (%)
-----------------
Net Charge-offs/Average Loans                 0.06       0.70        (0.08)        0.75          0.50         0.00
Loan Loss Reserve/Total Loans                 1.22       1.22         1.33         1.18          1.37         1.61

GROWTH RATES - (%)
------------------
Total Assets                                  1.63       8.10         6.92        (4.91)         8.09        19.33
Total Loans                                  39.32       5.20        13.57         7.80         11.71        15.49
Total Deposits                                1.59       9.64         4.91        (5.65)         8.04        21.86
Equity Capital                                8.13      12.46         6.28         4.35         13.38        12.21

CAPITAL ADEQUACY (%)
--------------------
Equity Capital/Assets                         9.18       9.03         8.67         8.73          7.95         7.58
Primary Capital/Assets                        9.80       9.60         9.31         9.26          8.50         8.21
Dividend Payout Ratio                          N/A        N/A        32.74        62.41          0.00         0.00

OTHER (%)
---------
Loan/Deposit Ratio                           63.18      57.75        60.19        55.60         48.66        47.06
Non-Interest Bearing
 Deposits/Total Deposits                     23.25      20.01        19.32        16.57         18.04        16.44

(1)  Annualized where appropriate

                                  UNITED BANK

FINANCIAL REVIEW

BALANCE SHEET ANALYSIS

As of March 31, 1996, the Bank's total assets were $86,362,000 which represents a 0.4% (rounded) increase from December 31, 1995. Since 1991, the Bank's total assets, net-loans, and equity have increased at annual compound growth rates of approximately 4.4%, 9.6% and 9.0%, respectively.

Capital adequacy provides a basic measure of the financial strength of a banking institution. Financial stability is often evaluated by a review of capital ratios. The Bank's equity capital to asset ratio as of March 31, 1996 was 9.2% (rounded), which is above minimum regulatory requirements. As of the same date, the Bank's primary capital to asset ratio, which includes the reserve for loan losses, was 9.8%, which also well above regulatory minimums. Despite consistent asset growth, the Bank has maintained adequate capital levels.

The Bank's loan to deposit ratio as of March 31, 1996 was 63.18%, which reveals that the bank has capacity for future growth when quality lending opportunities arise. The Bank's loan growth rate in 1995 has declined to 5.2% after a growth of 13.5% in 1994. The growth and composition of the Bank's loan portfolio was discussed earlier in this report.

As can be seen from Table II, United Bank did not pay dividends until 1993. During 1993 and 1994, the Bank's dividends eliminated its parent company's debt. The Bank has substantial capital balances and consistent earnings, and therefore, the capacity to pay dividends should they be declared.

INCOME STATEMENT ANALYSIS

Profitability ratios provide a measure of how effectively the Bank has managed its assets and liabilities. The return on average assets (ROA) is frequently used as the leading ratio in the banking industry. The table below presents the average assets and net income data along with the ROA ratios for the indicated periods.

                                 UNITED BANK
                                 -----------
FINANCIAL REVIEW
INCOME STATEMENT ANALYSIS

                                                         RETURN ON ASSETS
                                           NET INCOME                     AVERAGE ASSETS                      ROA
                 YEAR                       ($000'S)                         ($000'S)                         (%)
                 ----                      ----------                      -----------                       ----
                 1996                         1,044 (1)                       87,545 (2)                     1.19
                 1995                           763                           82,835                         0.92
                 1994                           840                           77,082                         1.09
                 1993                           721                           76,429                         0.94
                 1992                           735                           75,421                         0.97
                 1991                           598                           66,616                         0.90

(1) Annualized.

(2) Utilized United Bank forecast of $89,078,000.

The Bank has shown consistent earnings and growth. Management anticipates that in the remainder of 1996 trends will continue to be positive resulting in increased interest income with a corresponding increase in profitability.

SUMMARY

United Bank is well capitalized and profitable. Moreover, the Bank's capable management team has met recent challenges, and is well positioned to take advantage of opportunities within their primary geographic market.



                             U.S. ECONOMIC OUTLOOK

The following U.S. Economic Outlook was prepared from data provided by and/or excerpted from Standard & Poor's Industry Surveys, The Wall Street Journal, The Houston Chronicle, and Bloomberg Financial Services.

                             U.S. ECONOMIC OUTLOOK

INTRODUCTION

For the economy and the financial markets, 1995 was a good year. The stock market broke a long string of records, with the Dow Jones Industrial Average ending the year at 5,117, up 33.4% over 1994's ending level of 3,834. Less recognized, but almost as good, was the performance in the bond market, which nearly fully recovered from the disasters of 1994. In the third quarter of 1995, Gross Domestic Product (GDP) grew at a strong 4.2% real annual rate, while inflation remained slightly over 3.0%. However, a look at the overall economic picture shows that the economy is far less robust that the GDP growth rate might suggest.

ECONOMIC OUTPUT

The current problem with the economy is that most of the "hot spots" - business fixed investment, home building, and government spending - are either fading or appear "hot" for the wrong reasons, and their staying power through 1996 is in question. And the "cool spots" - consumer spending and inventories - continue to lag 1995 levels of performance.

The pace of growth of business fixed investment has been waning in recent quarters, and it will continue to fade until growth in the overall economy looks more positive. For illustration, when the economy is growing, a lot of investment is needed to keep up, and when the economy is contracting, less investment is required. Fixed investment growth rates that are trending downward suggest that the economy is weaker than the initial GDP figures indicate.

Home building is another economic indicator which appears to be on the decline. A surge in residential investment in early 1995 was directly related to the Fed's cuts in interest rates and the concomitant declines in mortgage rates. However, sales declined in all regions in the last quarter of the year, and the inventory of unsold homes rose to a 7.2- month supply, the largest in more than thirteen years. Gains in home building in 1996 will be closely tied to increasing consumer confidence in the economy and continued pressure to keep mortgage rates low. Unfortunately, consumer confidence declined in the latter part of 1995, and the Fed's nominal interest rate cut in December of 1995 has had little impact on mortgage rates.

                             U.S. ECONOMIC OUTLOOK

Although government spending increased unexpectedly in the latter part of 1995, the outlook for 1996 is for less government expenditure, especially in the wake of the ongoing budget stalemate and its impact on funding sources. As a result, government spending is not viewed as a contributor to economic growth in 1996.

Unlike 1995, the most notable "cool spot" in the economy is consumer spending. Consumer spending, which accounts for approximately two-thirds of economic output, fueled much of the growth in 1995, but has already weakened and is expected to contribute very little to overall economic growth in 1996.
Although consumer confidence levels remain fairly strong, concerns over corporate downsizing, small or no wage increases, and increasing fears over a slowing economy have resulted in consumer spending patterns being mixed. Sales of autos and other durables are down from levels a year ago, and retail sales suffered greatly during the last quarter of 1995. Consumer debt reached an all time high in late 1995, topping $1.0 trillion, and consumers are expected to cut back on spending as they struggle to pay off credit card and other high-rate debt.

EMPLOYMENT

At the end of 1995, the unemployment rate increased slightly to 5.6% from 5.5% at November, 1995, ending the year unchanged from 1994's year end level of 5.6%. The employment index released on January 4, 1996, marked the tenth consecutive month of job cuts, but at a slower pace than in previous months. Continued softening in the job market is expected into 1996, as several large companies have announced huge layoffs due to mergers and downsizing, and consumers' concerns over wage and benefit stagnation appear well-founded.

INFLATION AND INTEREST RATES

In response to continued moderation in inflation and signs of a slowing economy, the Federal Reserve surprised few when it lowered the fed funds rate 25 basis points to 5.5% at its December 19, 1995 meeting, its first rate decrease since July, 1995. However, the decrease appears to be too little to provide any stimulus to the economy, and further rate cuts are anticipated during the first quarter of 1996.

                             U.S. ECONOMIC OUTLOOK

According to Bloomberg economists, inflation should fall in 1996 to a 2.9% real rate, with a real growth rate in GDP of only 1.9%. Declines in the rates of inflation and GDP in 1996 are in direct response to the continued slowing of the economy. Trends with wages, health care, and benefit costs do not point to inflation problems, and oil prices remain stable. In short, inflation should not pose a short-term problem for Fed policy.

CONCLUSION

The outlook for 1996 continues to be one of moderate to slow inflation and growth, no recession, and no significant change in unemployment. Little change is expected in consumer confidence levels as consumers struggle to repay their collective massive debt burden with wages and benefits held at 1995 levels. According to Standard & Poor's, "The risk for the economy is that it will be stronger, not weaker, than we currently expect. No expansion survives forever, though, and the current advance will eventually end in recession. The combination of the current momentum and the strong prospects for Fed easing should stave off a downturn for another year."


                            BANKING INDUSTRY OUTLOOK

The following industry outlook was prepared from data provided by and/or excerpted from Standard & Poor's Industry Surveys, The Wall Street Journal, The Houston Chronicle, and Bloomberg Financial Services.

BANKING INDUSTRY PROFITABILITY

After setting record profits of $43.1 billion in 1993, the banking industry recorded another record of $44.6 billion in 1994. The outlook for 1995 is equally bullish, with profits for the first six months topping $23.2 billion. The industry's record levels of profitability resulted primarily from two major factors: strong lending markets increased net interest income and improving credit quality reduced loan loss provisioning. Additionally, the industry continues to enjoy stable net interest margins, improved operating efficiency, and declining levels of loan charge-offs.

                            BANKING INDUSTRY OUTLOOK

In 1995, the banking industry's belt-tightening over the past several years was rewarded by the stock market, which saw a 40.0% rise in bank stocks during the year. Falling interest rates and ongoing merger activity fueled much of the price surge. Investors flocked to the industry with the belief that efficiency gains from consolidations and continued strong loan growth engendered by falling interest rates would translate into higher future earnings.

However, much of the good news for 1995 is not being restated for 1996. According to Bloomberg, bank stocks could fall as much as 5.0% to 10.0% during the first quarter of 1996 in response to lower earnings forecasts for the industry. Contributing to the lower possible performance in 1996 are increasing levels of consumer loan delinquencies, continuing margin pressures, and slowing loan growth from a slowing economy.

INDUSTRY GROWTH

Despite the numerous interest rate hikes by the Federal Reserve during the first nine months of 1995, consumer loan demand continued to increase through the year. In response to the Fed's rate hikes, Bank's attempted to preserve net interest margins in the higher interest rate environment by liquidating securities holdings to fund loan growth rather than borrowing at the higher Fed Funds rates. As a result, the industry's loan to deposit ratio reached an all time high in the second half of 1995.

As a result of this industry-wide reaction to higher rates and strong loan demand, the loan to deposit ratio for commercial banks reached an all time high in the second half of 1995. Further exacerbating this potential problem, deposit growth continued to substantially lag loan growth, as rates on deposits have remained relatively low compared with other types of investments. This trend is well-illustrated by the FDIC statistic that deposit growth at commercial banks increased only 5.1% in the second quarter of 1995 compared to loan growth of 12.5%.

As they did in 1994, bank customers responded to the laggard interest rates offered by banks on deposits by placing their funds in alternative investments earning much higher rates. According to Standard & Poor's, "These anemic results reflect consumers' exodus from low-yielding bank deposits into higher yielding alternatives, such as mutual funds and money market accounts. In the future, margins could suffer as banks compete with these higher yielding alternatives to bring those funds back in house."

                            BANKING INDUSTRY OUTLOOK

MERGERS AND ACQUISITIONS

Bank merger activity increased to record levels in 1995 as rising stock prices gave acquirors the ability to pay premium prices while avoiding undue dilution to earnings. During 1994, there were 550 FDIC-insured commercial banks absorbed through merger or consolidating. In the first quarter of 1995 alone, there were 228 mergers or consolidations, representing the highest quarterly total on record. The allure of improved profitability and increased market share was the catalyst for the merger mania over the past few years.

In what remains a difficult environment for boosting revenues, mergers have become an important vehicle for delivering earnings growth as banks, generally, believe they become stronger following a merger because they can reduce the operating expenses of the acquired bank while losing only a fraction of market share to competitors. As more companies adopt a "acquire or be acquired" mentality as a business strategy, the laws of supply and demand will come more and more into play. And as the supply of available merger partners declines, acquisition prices are expected to rise. According to Standard & Poor's, medium-sized banks (assets of $1.0 to $15.0 billion) will continue to be absorbed by the super- regionals (assets of $25.0 billion or more).

Most of the deals consummated in 1995 involved intra-market mergers rather than mergers of partners outside regional or geographic boundaries, reflecting the stock market's preference for combinations offering realistic benefits, as well as the market's aversion to acquisitions entailing earnings dilution that cannot be recouped in the short-term. Traditionally, banks have merged mostly for operational cost savings. By consolidating back office operations and allowing for closures of overlapping branching activities, bank mergers can shave 30.0% or more from the combined operating costs.

Although mergers can enhance the overall financial performance of the merged entities, banks must make certain to remain focused on customer satisfaction. Technological improvements have aided banks in reducing operating expenses while expanding market territory and providing better service.

                            BANKING INDUSTRY OUTLOOK

BANK REGULATION

Regulation has turned more toward the banking industry's favor in recent years, largely as a result of the improved overall financial health the industry has achieved. Three potentially sweeping changes facing the industry today involve
(i) repeal of the Glass-Steagall Act, (ii) a reduction in deposit insurance premiums, and (iii) folding the thrift industry into the banking industry's regulatory jurisdiction.

The Glass-Steagall Act was adopted in 1933 to limit the ability of commercial banks to engage in debt and securities underwriting. A revision to the Act sponsored by Rep. Jim Leach (R., Iowa) passed the House Banking and Financial Services Committee in May of 1995. In summary, the bill provides that (i) financial services holding companies, including bank holding companies, would be allowed to underwrite and deal in all types of securities, including mutual funds; (ii) well-capitalized national banks could underwrite municipal revenue bonds; (iii) national banks could continue to engage in securities activities that they have traditionally taken part in without triggering any new rules;
(iv) a bank's ability to handle private placements and certain asset-backed securities activities could continue to be handled at the bank level; and (v) a new test for financial services holding companies would concern non-banking activities that are "financial in nature or incidental to such financial
activities".   As of the end of 1995, this revised bill was under review by the
House Commerce Committee, evidencing continued progress in bank deregulation.

In August of 1995, the FDIC adopted a new deposit insurance rate schedule in response to the Bank Insurance Fund's (BIF) reaching a reserve level of $1.25 for every $100.00 in insured deposits. As a result, bank insurance premiums for the strongest banks were reduced 83.0%, from $0.23 per $100.00 of deposit coverage to $0.044 per $100.0 of coverage. This reduction is expected to save the industry as a whole an estimated $4.4 billion, savings which will flow directly to the bottom line in the form of reduced overall expenses. Other uses for this savings are increasing interest paid on deposits, fueling additional loan growth by freeing up loanable funds, and passing the savings to shareholders in the form of higher dividends.

                            BANKING INDUSTRY OUTLOOK

SUMMARY

While 1995 was a gangbuster year for bank stocks, certain trends in the industry suggest that banks in 1996 will remain profitable, but will not post record earnings as they have done since 1993. Contributing to lower overall performance in 1996 compared to recent years include growing consumer loan delinquencies, continuing margin pressures, and slowing loan growth from a slowing economy. Takeover activity is also expected to decline, especially between the "super regionals", as ten mergers valued at $43.4 billion were announced in the first nine months 1995.

Positive trends in the industry include an enhanced capital and asset base, greater efficiency brought by consolidation, easing of certain restrictive regulations, and declining loan loss provisions. As a result, bank stocks are expected to remain attractive investments and, barring sharply higher interest rates or a downturn in the economy severe enough to cause significant loan problems, select bank stocks should continue to provide above-average returns to investors.

                                  VALUATION

                                   VALUATION

OVERVIEW

In order to develop an opinion concerning the market value of the business enterprise known as United Bank as of March 31, 1996, we will utilize the book value/cost, guideline company, and discounted future returns approaches. The term market value has been previously defined and also represents the amount at which the ownership of United Bank would be justified to a prudent investor. The three approaches are described below:

        BOOK VALUE/COST APPROACH - This approach involves consideration of the underlying assets less stated liabilities to derive the value of stockholders' equity.

        GUIDELINE COMPANY APPROACH - This method produces an estimate of value by comparing the subject with comparable, publicly traded companies using various financial relationships such as price-to-earnings or price-to-book value.

        INCOME APPROACH - This method produces an estimate of value by discounting some measure of the subject's earnings capacity at a rate reflective of the return on investment requirement of a prudent investor.


The application of these approaches will be discussed individually in the appropriate section of this report.


VALUATION ISSUES

The issues inherent in this valuation are presented and discussed individually below:

        1. MAJORITY INTEREST BASIS - The valuation of United Bank has been prepared on a majority/control basis due to the fact that United Oklahoma Bancshares, Inc. owns a controlling interest, a majority/control position by definition.

        2. PREMIUM FOR MAJORITY - W.T. Grimm and Company's Mergerstat Review - 1995 (the most recent issue) which is an annual publication that provides comprehensive statistics on mergers, acquisitions and divestitures for over fifty industries, reported in the most recent issue that the average premium for a controlling interest in the banking and finance industry in 1995 was 49.9%, while the five-year average was 39.9%. Historically, depending on the industry, premiums have ranged as high as 100%. However, in developing our valuation we used a 30.0% premium for control due to the Bank's financial condition and market position.

                                   VALUATION

VALUATION ISSUES

        2. PREMIUM FOR MAJORITY (cont'd) - It should be noted that the selected control premium will be applied to minority market based multiples in the guideline company approach to convert these indices to a control basis for the valuation of United Bank.

        3. MARKETABILITY DISCOUNT - In order to develop a valuation of closely held securities it is frequently necessary to apply a discount to compensate for the absence of a public stock exchange that provides an open and ready market for the sale of securities in a closely held business enterprise such as United Bank. In the instance of a minority interest, a marketability discount can be substantial (7.0% to 91.0%) due to the fact that a minority interest can not influence the strategic direction that a company takes. In essence a marketability discount for a minority interest reflects an adjustment for the absence of liquidity afforded by a public securities market. In a majority/ control ownership position, a marketability discount represents the "flotation costs" associated with the outright sale of the business enterprise including but not limited to legal and accounting fees, printing expenses for offering documents, underwriting fees, etc. Published studies in recent years indicate that, depending on the size of the offering, flotation costs can range between 3.0% to 15.0%. Generally, the smaller the transaction, the higher the percentage.

                 It should be noted that in the development of this valuation on a majority/control basis we did not apply a marketability discount due to the nature of the assignment, and, in turn, the bank holding company structure.

        4. RECENT TRANSACTIONS - In response to our inquiries, management has indicated that there is not an active market in the stock of the Bank. Accordingly, this valuation has excluded from consideration the trading history of stock in these entities.

                                  UNITED BANK

BOOK VALUE/COST APPROACH

The simplest form of valuation is the book value/cost approach. This approach, in essence, merely takes stockholders' equity, assets less stated liabilities, as stated at a selected balance sheet date. As of March 31, 1996, United Bank's stockholders' equity was $7,928,000 (rounded). The disadvantages of the book value/cost valuation measure are that it (i) ignores future earnings; (ii) does not reflect the outlook for the geographic market segment served by the Bank; (iii) does not consider the impact of the management group; and (iv) does not reflect the market value of the Bank's assets as of the valuation date. Consequently, the book value/cost approach will be eliminated from further consideration in this valuation.

                                  UNITED BANK

GUIDELINE COMPANY APPROACH

OVERVIEW

The market value of publicly traded companies, or banks, can be calculated by multiplying the current price at which the stock is being traded by the number of shares outstanding. This is the value of the aggregate minority interest in the company, i.e., the value of the company from the perspective of the many investors who own shares of stock but who do not have the power to direct, or redirect, strategies employed to maximize shareholders' value. The guideline company approach is predicated on the theory that the market value of a closely held bank can be estimated based on the price investors are paying for the stocks of similar publicly traded financial institutions.

The development of a guideline company based valuation requires the selection of a publicly traded bank/bank holding company, or banks/bank holding companies, to develop meaningful valuation criteria. It should be noted that the identification of banks directly similar to United Bank was difficult due to the Bank's (i) financial structure and moderate size versus the larger multi-bank holding companies; and (ii) management philosophies such as staffing, lending, and loan reserve practices and policies.

The foregoing notwithstanding, we have selected multi-bank holding companies whose stock prices would reflect (i) their geographic location in Oklahoma, or the contiguous states; (ii) the outlook for the region's economy; and (iii) the type of customer i.e., agricultural, real-estate, commercial, and industrial concerns, served by the selected bank groups.

                                 UNITED BANK

GUIDELINE COMPANY APPROACH

SELECTION OF PUBLICLY TRADED BANKS

The selected publicly traded banks/bank holding companies are presented below:


                                                    HEADQUARTERS               TICKER         MARKET OR
       HOLDING COMPANY NAME                          CITY/STATE                SYMBOL          EXCHANGE
       --------------------                        -------------               ------         ---------
       Boatmen's Bancshares, Inc.                  St. Louis, MO                BOAT             OTC
       BOK Financial Corp.                         Tulsa, OK                    BOKF             OTC
       Commerce Bancshares, Inc.                   Kansas City, MO              CBSH             OTC
       First Commercial Corporation                Little Rock, AR              FCLR             OTC
       Liberty Bancorp                             Oklahoma City, OK            LBNA             OTC

The selected companies were chosen based on their industry classification as a commercial bank and their geographic location. The following is a short description of each company as reported by Bloomberg.

       BOATMEN'S BANCSHARES, INC. directly owns substantially all the capital stock of subsidiary banks, a trust company, a mortgage banking company, a life insurance company and an insurance agency. The subsidiary banks operate from about 425 offices in nine states including Oklahoma and Missouri. Boatmen's business consists primarily of owning, supervising and controlling its subsidiary companies.

       BOK FINANCIAL CORPORATION is a holding company for the Bank of Oklahoma, N.A. The Bank provides a wide range of financial services, including depository lending and other services and real estate and commercial loans, to commercial and industrial customers. Bank of Oklahoma operates through its 60 branch facilities located primarily in the metropolitan areas of Tulsa and Oklahoma City.

       COMMERCE BANCSHARES, INC. is a bank holding company which owns, control or manages approximately 10 banking subsidiaries. The Company owns over 170 offices in Missouri, Nebraska, Kansas and Illinois. The banks offer general banking services to retail, residential and commercial customers. Non-banking subsidiaries offer real estate construction and mortgage services and credit cards.

                                  UNITED BANK

       FIRST COMMERCIAL CORPORATION is a bank holding company. The Company's subsidiary banks attract deposits and offer residential real estate mortgage, commercial, agricultural and consumer loans. First Commercial owns approximately 21 banks in Arkansas, Tennessee and Texas and holds a 50% interest in a bank in Oklahoma.

       LIBERTY BANCORP, INC. conducts banking and trust operations in Oklahoma through its subsidiaries Liberty Bank & Trust Company of Oklahoma City, N.A. and Liberty Bank & Trust Company of Tulsa. The Company has 31 full service banking facilities in Oklahoma.

The public bank companies' selected financial ratios and pricing multiples are presented in Table IV on the following page.

                                    TABLE IV
                SELECTED PUBLICLY TRADED BANK HOLDING COMPANIES
                      FINANCIAL PERFORMANCE & MARKET DATA



                                BOATMENS    BOK FINANCIAL    COMMERCE    FIRST COMMERCIAL    LIBERTY
                               BANCSHARES    CORPORATION    BANCSHARES         CORP.        BANCSHARES
                               ----------    -----------    ----------   ----------------  -----------
Return on Assets (%) (1)        1.26            1.21             1.22            1.17            0.90
Return on Equity (1)           15.26           18.76            13.35           14.68           10.41

Price-to-Earnings Multiples:
Current 3/96 (2)               12.08            8.80            12.19           14.40           13.91
FYE 12/95 (3)                  12.58            9.85            13.40           15.24           14.00
Three-Year (3)                 10.77           10.64            11.59           13.17           12.69
Five-Year (3)                  10.93             N/A            11.39           12.68           14.30

Price-to-Book Multiples:
Current  3/96 (2)               1.73            1.39             1.44            1.98            1.30
FYE 12/95 (3)                   1.81            1.64             1.59            2.09            1.31
Three-Year Weighted Avg. (3)    1.60            1.91             1.42            1.84            1.24
Five-Year (3)                   1.55             N/A             1.39            1.79            1.23

(1)  Based on financial results at December 31, 1995.
(2) Represents six-months' results, calculated from fiscal year-end results and December 31, 1996 closing prices.
(3) All multiples were calculated from fiscal year-end results and December 31, 1995 closing prices.

N/A; Sufficient data not available to calculate multiple.
N/M: Not meaningful.

                                  UNITED BANK

GUIDELINE COMPANY APPROACH

SELECTION OF MARKET MULTIPLES

Due to United Bank's ROA and ROE ratios of 0.89% and 9.82% respectively, and the nature of the geographic markets served as of March 31, 1996 versus the selected bank holding companies that are substantially larger with more geographically diverse operations, we believe that current minority price-to-earnings and price-to-book multiples which are roughly 20.0% to 40.0% below the median of the selected publicly traded banks is appropriate for this valuation. Consequently, we have (i) selected (a) a minority price-to-earnings multiple of 9.0; and (b) a minority price-to-book multiple of 1.10; (ii) applied a control premium of 30.0% to convert these indices from a minority to that of a control basis for the United Bank valuation as discussed in the Valuation Issues section; and (iii) weighted the price-to-earnings and price-to-book techniques by 0.5 and 0.5, respectively, to reflect their relative significance to a prudent investor.

INDICATED VALUE - GUIDELINE COMPANY APPROACH - CONTROL BASIS

The guideline company approach calculation on a control basis, is presented on Table IV on the next page. It should be noted that both the valuation multiple presented for the publicly traded companies and the conclusions on the following page are calculated using current (March 31, 1996) pricing data and the most recent fiscal year financial results.

                                    TABLE IV
                                  UNITED BANK
                   GUIDELINE COMPANY APPROACH - CONTROL BASIS
                                  CALCULATIONS


                                               ADJUSTED             PRELIMINARY         RELATIVE
   TECHNIQUE               VALUE               MULTIPLE               RESULTS            WEIGHT            RESULT
   ---------               -----               --------             -----------         --------           ------
Price-to-Earnings      $  763,000(1)            11.70(2)              $8,927,000           0.5(3)       $ 4,463,550
Price-to-Book          $7,928,000(4)             1.40(5)             $11,099,200           0.5(3)         5,549,600
                                                                                                        -----------
Indicated Value - Guideline Company Approach (Control Basis)                                             10,013,150
         Rounded                                                                                        $10,010,000
                                                                                                        ===========



(1) Net Income before extraordinary items per United Bank's Consolidated Reports of Condition and Income for the period ended December 31, 1995.
(2) Minority price-to-earnings multiple of 9.0, adjusted for a control premium of 30.0%, or 9.0 x 1.30 = 11.7.
(3) Relative weight assigned to each of the guideline company approach techniques reflects their relative significance to a prudent investor.
(4) Total stockholders' equity on March 31, 1996 of $7,928,000 per United Bank's Consolidated Reports of Condition and Income.
(5) Minority price-to-book multiple of 1.1, adjusted for a control premium of 30.0%, or 1.10 x 1.30 = 1.43 (1.40 rounded).

                                  UNITED BANK

DISCOUNTED FUTURE RETURNS APPROACH

As would be expected, the development of a valuation conclusion based upon future returns requires (i) the selection of a measure of an investor's returns or future benefits (e.g. net income, cash flow, or dividends); (ii) the selection of an appropriate discount rate, including consideration of the benefit stream to be discounted, and the business and financial risk inherent in an investment in the Bank; and (iii) the forecast of the future benefits to be discounted.

SELECTION OF BENEFITS TO BE DISCOUNTED

In our valuation we have selected net income as the benefit stream which can most accurately assess the value of the Bank. Our selection is based upon (i) the difficulties in accurately quantifying and projecting cash flow in a financial institution; and (ii) the normally discretionary nature of dividend policy in a closely held business; and (iii) regulatory limitations on dividend payments in the banking industry.

SELECTION OF A DISCOUNT RATE

The selection of a discount rate is dependent upon (i) the rate that could be realized from risk-free investments such as United States Treasury securities;
(ii) the additional premium investors require to compensate for market risk;
(iii) the risk unique to an investment in the Bank, compared to market risk; and (iv) any adjustments necessary to compensate for the selection of the benefit stream.


The first step in the determination of an appropriate discount rate is the analysis of risk-free rates. The table below presents yields on United States Treasury securities as of the March 31, 1996 valuation date.

                          TERM                     YIELD
                          ----                     -----
                          1-year                   5.38%
                          5-year                   6.06%
                          10-year                  6.28%
                          30-year                  6.64%

                                  UNITED BANK

DISCOUNTED FUTURE RETURNS APPROACH

SELECTION OF A DISCOUNT RATE (cont'd)

In this valuation, we have selected the 30-year treasury rate of 6.64% as our risk-free rate. This selection is based upon the long term nature of an investment in the Bank and the calculation and selection of a risk premium.
The risk premium added to the risk-free rate is dependent upon both the risk premium an investor would require on an investment in the stock market, and the relationship between the risk of the stock market and the risk in an investment in the Bank.

Ibbotson Associates, a leading investment analysis firm, annually calculates the returns from a wide variety of investments. The average annual compound returns on both common stocks and long-term government bonds, and the implied risk premiums are listed below for one year holding period.

                                                       LONG TERM
HOLDING PERIOD            COMMON STOCKS            GOVERNMENT BONDS          PREMIUM
--------------            -------------            ----------------          -------
One Year                      12.4%                      5.5%                  6.9%


Based upon the above data, we believe a market risk premium of 6.9% is appropriate for this valuation.

As noted in the guideline company approach, publicly traded companies typically are larger and have more diverse operations than a company such as United Bank. In assessing the Bank's specific risk, we have considered, (i) the volatility of the Bank's earnings; (ii) the size and geographic scope of the Bank; and
(iii) the level of the Bank's capital. Adjustment for these factors requires an additional adjustment of 1.0% to compensate for risks unique to the Bank.

The final element of the discount rate is an adjustment for the benefit stream being discounted. The risk-free rate and risk premiums have been calculated based upon actual returns to investors, or cash flow returns. In discounting net income, an additional premium is required to account for the fact that not all of the Bank's income can be paid to an investor. Our assessment of the Bank, including dividend policies, returns based upon reinvested net income, and growth potential indicate that an additional premium of 2.0% is needed to compensate for the use of net income as a benefit stream.

                                  UNITED BANK

DISCOUNTED FUTURE RETURNS APPROACH

SELECTION OF A DISCOUNT RATE (cont'd)

A summary of all the elements of the discount rate are presented below.

         Risk Free Rate                                       6.64%
         Market Risk Premium                                  6.90%
         Company Risk Premium                                 1.00%
         Net Income Adjustment                                2.00%
                                                             -----
         Net Income Discount Rate                            16.54%
           Rounded                                           16.55%

INCOME APPROACH

UNITED BANK'S FORECAST

In order to develop the valuation using the income approach, it was necessary to forecast total assets and income and expenses as a percentage of assets to derive projected net income for five years. Our forecast is based on the Bank's budget as well as our own analysis of the Bank's historical performance and outlook for the future. The results of the forecast are presented in Table V on the following page.

                                    TABLE V
                                  UNITED BANK
                      FIVE-YEAR FORECAST AS OF DECEMBER 31
                                    ($000'S)


                                                                    PROJECTED BEYOND VALUATION DATE
                                                ----------------------------------------------------------------------
                                                     1              2            3                4             5
                                                -----------   ------------  -----------     ------------  ------------
Total Average Assets ($000's)                     $87,544.5      $92,797.2    $98,365.0       $104,266.9    $110,522.9

Percent of Average Assets

  Net Interest Income                                  4.25           4.25         4.25             4.25          4.25

  Provision for Loan Losses                            0.20           0.20         0.20             0.20          0.20

  Non Interest Income                                  1.25           1.25         1.25             1.25          1.25

  Non Interest Expense                                 3.60           3.60         3.55             3.55          3.55
                                                     ------         ------       ------           ------        ------
  Pre Tax Income                                       1.70           1.70         1.75             1.75          1.75

  Taxes                                                0.45           0.45         0.45             0.45          0.45
                                                     ------         ------       ------           ------        ------
  Net Income                                           1.25           1.25         1.30             1.30          1.30
                                                  =========      =========    =========        =========    ==========
Net Income ($000's)                               $ 1,094.3      $ 1,224.5    $ 1,278.7        $ 1,355.5    $  1,436.8

Discount Rate (%)                                     16.55          16.55        16.55            16.55         16.55

Present Value Factor                                 0.8580         0.7362       0.6316           0.5419        0.4650

Present Value -

 Net Income ($000's)                              $   938.9      $   890.0    $   807.7        $   734.5    $    668.1

Cumulative Present Value -
 Net Income ($000's)                              $   938.9      $ 1,828.9    $ 2,636.6        $ 3,371.1    $  4,039.2

                                                                                                  Rounded   $  4,039.0
                                                                                                            ==========

UNITED BANK

INCOME APPROACH

INDICATED VALUE - INCOME APPROACH VALUE - CONTROL BASIS

In order to derive a preliminary value using the income approach, the present value of net income was calculated in Table VII on the preceding page. As can be seen from this Table, the sum of discounted net income indicates a value of $4,039,000 (rounded); however, it is necessary to recognize the net income streams beyond year five (residual net income).

The value of net income beyond year five was calculated using the formula V = [I1 / (r - g)]. In this formula, V = the indicated value, I1 = net income in the first year beyond the valuation date, r = the discount rate, and g = the growth rate of net income. Inserting the values derived earlier, and assuming a 6.0% growth rate of net income, a value of 14,436,095 results. Discounting this figure yields a present value of 6,712,784 (6,715,000 rounded).

To derive an estimated value of United Bank using the income approach, it is necessary to add the present value of the five-year net income plus the present value of the residual net income. The calculation is presented below:

         Sum of Present Value of Net Income                                               $ 4,039,000
         Present Value - Residual Net Income                                                6,715,000
                                                                                           ----------
         Indicated Value - Income Approach (Control Basis)                                $10,754,000
                                                                                          ===========

VALUATION CONCLUSION

As previously stated, the guideline company approach reflects the attitudes of many investors toward the past performance and future prospects of holding companies engaged in the banking industry in states with similar economic conditions to those surrounding United Bank. On the other hand, the income approach is based on forecasts of the Bank's earnings power relative to income and expenses. In view of the foregoing, we believe that a prudent investor on March 31, 1996, would give equal weight to the guideline company and income approaches. Consequently, we have weighted the guideline company and income approach value indications by 0.5.

                                  UNITED BANK

The calculations are presented as follows:

                                         INDICATED VALUE
      APPROACH                           (CONTROL BASIS)                  WEIGHT              RESULT
      --------                           ---------------                  ------              ------
      Guideline Company                    $10,010,000                     0.5              $ 5,005,000
      Income                                10,754,000                     0.5                5,377,000
                                                                                            -----------
      Concluded Value United Bank (Control Basis)                                           $10,382,000
                                                                                            ===========

VALUATION CONCLUSION

Therefore, based on the definitions, limiting conditions, financial data, analyses, management representations, and related assumptions summarized in the foregoing report, it is our opinion that, as of March 31, 1996, the market value of the outstanding common stock of United Bank may be represented as:

             TEN MILLION THREE HUNDRED EIGHTY-TWO THOUSAND DOLLARS
                                  $10,382,000

                                   ADDENDA

                                   EXHIBIT I
                                  UNITED BANK
                           COMPARATIVE BALANCE SHEETS

                                   EXHIBIT I
                                  UNITED BANK
                           COMPARATIVE BALANCE SHEETS
                                    FOR THE
                       FIVE-YEARS ENDED DECEMBER 31, 1995
                                    AND THE
                       THREE-MONTHS ENDED MARCH 31, 1996
                                    ($000'S)


                                     MARCH 31                         DECEMBER 31
                                    ----------    -------------------------------------------------
                                       1996       1995        1994        1993      1992       1991
                                       ----       ----        ----        ----      ----       ----
ASSETS
------
Cash and Due from Banks              $ 2,616    $ 2,583     $ 2,440     $ 1,907   $  3,270    $ 2,695
Securities                            28,550     28,800      30,588      29,794     33,352     30,722
Federal Funds sold                     2,530      6,300           -         460      1,560      2,085
Loans and Leases                      48,481     44,142      41,960      36,946     34,273     30,680
  Allowance for Losses                  (593)      (538)       (559)       (437)      (469)      (495)
                                     -------    -------     -------     -------    -------   --------
Loans and Leases, Net                 47,888     43,604      41,401      36,509     33,804     30,185
Other Assets                           4,778      4,724       5,230       5,834      6,368      6,800
                                     -------    -------     -------     -------    -------   --------
        Total Assets                 $86,362    $86,011     $79,569     $74,504    $78,354   $ 72,487
                                     =======    =======     =======     =======    =======   ========

LIABILITIES AND CAPITAL
-----------------------
Deposits
  Non-Interest Bearing              $ 17,838    $15,295    $ 13,470     $11,009   $ 12,707   $ 10,716
  Interest Bearing                    58,898     61,138      56,245      55,444     57,727     54,479
                                     -------    -------     -------     -------    -------   --------
        Total Deposits                76,736     76,433      69,715      66,453     70,434     65,159

Other Borrowings                           -          -       1,500           -          -          -
Other Liabilities                      1,698      1,808       1,535       1,550      1,690      1,797
                                     -------    -------     -------     -------    -------   --------
        Total Liabilities             78,434     78,241      72,750      68,003     72,124     66,992

Equity Capital
  Common Stock                         1,500      1,500       1,500       1,500      1,500      1,500
  Surplus                              1,500      1,500       1,500       1,500      1,500      1,500
  Undivided Profits                    4,928      4,770       3,909       3,501      3,230      2,495
                                     -------    -------     -------     -------    -------   --------
        Total Equity Capital           7,928      7,770       6,909       6,501      6,230      5,495

        Total Liabilities & Capital  $86,362    $86,011     $79,659     $74,504    $78,354   $ 72,487
                                     =======    =======     =======     =======   ========   ========

                                   EXHIBIT II
                                  UNITED BANK
                        COMPARATIVE STATEMENTS OF INCOME

                                   EXHIBIT II
                                  UNITED BANK
                        COMPARATIVE STATEMENTS OF INCOME
                                    FOR THE
                       FIVE-YEARS ENDED DECEMBER 31, 1994
                                    AND THE
                       THREE MONTHS ENDED MARCH 31, 1996
                                    ($000'S)


                                     MARCH 31                           DECEMBER 31
                                    ----------      -------------------------------------------------
                                       1996         1995       1994        1993       1992       1991
                                       ----         ----       ----        ----       ----       ----
Interest and Fees on Loans            $1,169      $4,101     $3,371      $3,243     $3,175     $2,944
Interest on Cash Balances                  -           -          -           -         -           5
Taxable Securities Income                297       1,308      1,331       1,767      2,182      2,234
Tax Exempt Securities Income             106         430        398         169         29          -
Interest on Federal
  Funds Sold & Other                      49         176         60          56         59        107
                                      ------      ------     ------      ------     ------     ------

          Total Interest Income        1,621       6,015      5,160       5,235      5,445      5,290


          Total Interest Expense         633       2,571      1,813       2,244      2,612      2,593
                                      ------      ------     ------      ------     ------     ------
          Net Interest Income            988       3,444      3,422       3,201      2,678      2,300
                                      ------      ------     ------      ------     ------     ------
Provisions for Loan Losses                84         279        236         137        165        120
Non-interest Income                      249         955        849         810        865        683
Securities Gains (losses)                  -          24          -          95        365        (23)
Other Expenses:
  Salaries and Benefits                  546       1,882      1,545       1,466      1,340      1,323
  Occupancy                               60         266        315         294        310        204
  Miscellaneous Expenses                 188         987      1,148       1,048      1,160        877
                                      ------      ------     ------      ------     ------     ------
          Total Other Expenses           794       3,135      3,008       2,808      2,810      2,404

          Net Income Before Tax
            & Extraordinary Items        359       1,009      1,027       1,161        933        436
Income Taxes (Benefit)                    98         246        306         426        335        131
                                      ------      ------     ------      ------     ------     ------
          Net Income (Before
           Extraordinary Items)          261         763        721         735        598        305

Extraordinary Items                        -           -          -           -          -          -
                                      ------      ------     ------      ------     ------     ------
          Net Income                  $  261      $  763     $  721      $  735     $  598     $  305
                                      ======      ======     ======      ======     ======     ======


Dividends                                N/A         N/A        450           0          0          0
                                      ======      ======     ======      ======     ======     ======

                                  EXHIBIT III
                  COMPANY PROFILE - GRA, PETTY & COMPANY, INC.

                         QUALIFICATIONS AND CREDENTIALS
                           GRA, PETTY & COMPANY, INC.




HISTORY: GRA, Petty & Company, Inc. was formed in late 1989 by GRA, Inc., a nationally recognized, integrated
                                           Kansas City based consulting and
                                           management advisory service firm, to
                                           diversify and expand the Firm's
                                           financial valuation services
                                           practice.  GRA, Petty & Company,
                                           Inc. specializes in the
                                           customization of appraisal services
                                           utilizing creative, yet supportable,
                                           valuation techniques to precisely
                                           meet client needs in a timely and
                                           cost effective manner.

OUR SERVICES:                              GRA, Petty & Company's valuation
                                           services have been utilized for a
                                           myriad of situations and
                                           transactions such as the
                                           establishment/revaluation of
                                           Employee Stock Ownership
                                           Plans/Trusts, mergers/acquisitions
                                           and divestitures, estate and gift
                                           tax filings, financing and
                                           recapitilizations, and bankruptcies.

INDUSTRIES SERVED:                         The professional and experienced
                                           staff has served a wide array of
                                           industries and distinguished
                                           clients.  The industries include
                                           banking, savings and loan/thrift,
                                           oil and gas exploration, crude oil
                                           refining and marketing, oil field
                                           equipment manufacturers, contract
                                           drilling, high technology oil
                                           services, health care, specialty
                                           chemical manufacturing,
                                           petrochemical, paper manufacturing,
                                           retail/wholesale, food processing,
                                           engineering and construction, soft
                                           drink bottling, media, and real
                                           estate development.

WE COUNSEL:                                GRA, Petty & Company, Inc.'s
                                           financial valuations have been used
                                           by the following groups for the
                                           representative assignments as
                                           depicted below:

                                           EMPLOYEE BENEFIT PLAN ADMINISTRATORS
                                           /TRUSTEES:   Develop valuations for
                                           the establishment, or revaluation,
                                           of Employee Stock Ownership
                                           Plans/Trusts in conjunction with
                                           the administration of such
                                           plans/trusts.

                                           ATTORNEYS:   Prepare financial
                                           valuations of closely held
                                           businesses for estate and gift tax
                                           filings,
                                           recapitalizations/restructurings,
                                           and provide consultation and
                                           appraisals for pending litigation,
                                           and other matters which require
                                           reasonableness or fairness opinions.

                                           BANKERS & TRUST OFFICERS:   Prepare
                                           valuations in conjunction with
                                           proposed financing transactions,
                                           estate and gift tax cases, and
                                           related valuation matters.

                                           CORPORATE OFFICERS:    Provide
                                           valuations for pre-acquisition,
                                           merger/divestiture studies,
                                           allocation of purchase/sale price
                                           for Federal tax purposes, financing
                                           or restructuring transactions,
                                           closely held companies and their
                                           underlying securities/financial
                                           instruments, various intangible
                                           assets categories (patents,
                                           trademarks/ tradenames, proprietary
                                           technology/software, licenses,
                                           noncompete agreements, franchise
                                           rights, distributionship agreements,
                                           customer and subscription lists,
                                           core deposits, etc.).

                                           ACCOUNTING & FINANCIAL CONSULTANTS:
                                           Develop feasibility studies of
                                           pending merger/acquisition or
                                           divestiture transactions, and/or
                                           proposed major capital expansion
                                           projects or joint venture
                                           opportunities.

WE COUNSEL: (cont'd)                       GOVERNMENT AGENCIES:   Prepare
                                           valuations involving closely held
                                           businesses and financial
                                           institutions for various regulatory
                                           or taxing agencies such as the FDIC
                                           and IRS, respectively.

AFFILIATIONS:                              ESOP Association - Washington, D.C.
                                           National Center for Employee
                                           Ownership (NCEO) - Oakland,
                                           California

                                   EXHIBIT IV
                  PROFESSIONAL QUALIFICATIONS - VALUATION TEAM

                          PROFESSIONAL QUALIFICATIONS
                                M. CURTIS PETTY


PRESENT POSITION:                 Mr. Petty co-founded GRA, Petty & Company,
                                  Inc., a subsidiary of GRA, Inc. in late 1989, and serves as President and Chief Executive
                                  Officer. In this capacity he directs the firm's valuation engagements of closely-held businesses, financial institutions, and intangible assets for mergers/acquisitions, purchase/sale price allocations, estate and gift tax assignments. Additionally, Mr.
                                  Petty prepares valuations of proposed,
                                  pending or actual financial transactions such as recapitalizations, liquidations, employee stock ownership plans (ESOPS) and provides litigation support service in conjunction with various legal proceedings.

EXPERIENCE:                       Mr. Petty has held senior financial positions
                                  in the valuation, health care, high
                                  technology oil services, commercial banking, oil and gas, and the agri-business industries.

                                  From mid 1986 to late 1989, Mr. Petty was a senior financial valuation specialist with Marshall And Stevens Incorporated, where he specialized in the valuation of closely held business and intangible assets for merger/ acquisitions, divestitures, estate and inheritance tax matters, and prepared valuations of numerous other, financial transactions such as Employee Stock Ownership Plans, recapitalizations etc., for clients across a wide spectrum of industries. From 1984 to 1986, Mr. Petty served as Vice President and Treasurer of Medical Networks Inc., where he was responsible for strategic and financial planning, professional liability (risk management) programs, as well as financing and consulting with various hospital groups in the establishment of alternative health care delivery systems. From 1981 to 1984, Mr. Petty served as Manager-Corporate Development and Analysis and Manager of Financial Planning and Reporting during three-fold growth at Digicon Inc., a high technology oil services company. In these capacities he was responsible for planning and forecasting, new venture and merger/acquisition analyses, investor relations, securities registration, and S.E.C. reporting, capital budgeting, and short-term financing activities. From 1978 to 1981, Mr. Petty served as Manager of the Corporate Financial Planning Group in the corporate services department at First City National Bank

EXPERIENCE: (cont'd)              of Houston.  In  this  capacity,  he provided
                                  financial consulting services to energy, manufacturing, retail and wholesale distribution, and banking entities throughout
                                  Texas and the Southwest.  From 1976 to 1978,
                                  Mr. Petty was Senior Financial Analyst in the
                                  Corporate Finance Department at United Energy
                                  Resources, an oil and gas and natural gas pipeline company. Primary responsibilities included detailed evaluations of merger/ acquisition candidates and the analysis of major capital projects for subsequent funding. From 1973 to 1976, Mr. Petty was assigned as a project consultant to the Food and Agriculture Organization (F.A.O.) in
                                  Rome. His duties included the preparation of detailed business and marketing plans for presentation to various export financing, international development agencies, investment, and merchant bank groups.

EDUCATION:                        Mr. Petty  received  his  MBA  degree  from
                                  Southern Methodist University in 1979, with a concentration in finance and accounting. In
                                  1973 he received his BBA from the University of Oklahoma with a concentration in economics and marketing. He has also attended seminars covering such topics as: risk analysis in assessing frontier exploration areas, evaluation of M&A candidates, S.E.C.
                                  Integrated Disclosure requirements, capital budgeting considerations for product (life) cycles, and contribution analysis for divestitures.

REPRESENTATIVE INDUSTRIES SERVED:
                                  Financial Institutions
                                  Financial Services
                                  Healthcare
                                  Oil and Gas Exploration
                                  Crude Oil Refining and Marketing
                                  Oil Field Equipment Manufacturers
                                  Contract Drilling Concerns
                                  High Technology Oil Services
                                  Specialty Chemical Manufacturing
                                  Petrochemical Industry
                                  Paper Manufacturing
                                  Retail/Wholesale
                                  Food Processing
                                  Engineering and Construction
                                  Soft Drink Bottling
                                  Real Estate Development
                                  Professional Service Firms

                          PROFESSIONAL QUALIFICATIONS
                                  HERBERT GIN



PRESENT POSITION:       Mr. Gin joined GRA, Petty & Company, Inc. in mid 1994.
                        As Vice President of the firm, he performs valuations for closely-held businesses for estate and gift tax purposes, Employee Stock Ownership Plan (ESOP) and merger/acquisition transactions. In this capacity,
                        Mr. Gin has developed computer-based financial models to assist in the valuation analysis process.

EXPERIENCE:             Mr. Gin has held senior financial positions in the
                        engineering/construction, commercial insurance, high technology oil services, health care, and the oil and gas industries.

                        From mid 1992 to mid 1994, Mr. Gin was a dedicated project accountant with Gulf Interstate Engineering Company, where he directed the financial reporting activities to the client. In that capacity, Mr. Gin developed a fixed asset monitoring and reporting system to control project related capital expenditures on a $800 million pipeline, storage and offshore terminaling facility in the Republic of Yemen. Additionally, Mr. Gin was responsible for the negotiation and administration of the company's project specific sub-contracts with engineering and transportation suppliers.

                        From early 1991 to mid 1992, Mr. Gin served as a Senior Financial Analyst for HOMCO International, an oil field service company. In that capacity, he was responsible for strategic and financial planning, management reporting and special projects. Special projects included development of a capital expenditure management reporting system, merger and acquisition analysis and business development where he identified and analyzed new market opportunities. Through his business development activities, the Company entered into a joint venture arrangement which expanded the Company's international presence. Mr. Gin participated in the acquisition analysis of a foreign competitor which resulted in the company acquiring the competitor for $10 million.

EXPERIENCE (cont'd)     From late 1989 to early 1991, Mr. Gin held a position
                        of financial analyst with Ranger Insurance, a property and casualty insurance company. In that capacity, he was responsible for strategic and financial planning, internal consulting and special projects. Special projects included the development of a bonus compensation system for marketing representatives and market feasibility analyses for the development of new products and expansion of existing financial products.

                        From early 1988 to late 1989, Mr. Gin was self employed as an independent contractor while pursuing his graduate studies. In this capacity, he provided technical computer support to health care facilities and providers. Mr. Gin was also engaged to perform a detail financial review of an oil and gas partnership which was used in a pending litigation action against the general partner.

                        From early 1982 to early 1988, Mr. Gin served as financial and treasury analyst for Digicon, Inc., a high technology oil and gas services company. Mr. Gin was responsible for planning and forecasting, capital budgeting, management reporting, due diligence reviews, banking relations, cash management operations, and investor relations. During his tenure with Digicon, Mr. Gin was an active participant in the Company's numerous leverage-buyout and merger and acquisition transactions. In addition, Mr. Gin assisted in the development of the Company's reorganization plan under the Company's Chapter 11 Bankruptcy Reorganization Proceedings.

                        From 1980 to 1982, Mr. Gin held a position as supervisor of international finance with Coastal Corporation. His primary responsibilities were structuring financial transactions involving natural gas and crude oil trading utilizing letters of credit and negotiating with major money center banks for favorable rates on letters of credit transactions.

                        From 1979 to 1980, Mr. Gin served as assistant credit manager for Bowen Tools, Inc., an oilfield manufacturing service company. His primary responsibilities were credit analysis/review, structuring international transactions involving letters of credit and foreign currency hedging activities.

EDUCATION:               Mr. Gin received his MBA degree from the University
                         of Houston in 1989, with an emphasis in finance and accounting. In 1979, he received his BBA from the University of Houston with a concentration in finance.

REPRESENTATIVE INDUSTRIES SERVED:
                         Engineering and Construction - Petroleum/Pipeline High Technology Oil Services
                         Oilfield Manufacturing and Services
                         Health Care
                         Energy - Integrated
                         Commercial Insurance